UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 March 23, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES LARGE SCALE QUINVAXEM(TM) VACCINATIONS IN ETHIOPIA

Leiden, The Netherlands, March 23, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that children in the Ethiopian capital Addis Ababa, have received their first dose of Quinvaxem(TM) vaccine. Ethiopia is the most populous GAVI Alliance supported country to date to have Haemophilus influenzae type b (Hib) immunization included in its routine immunization programme. Quinvaxem(TM) is a new fully-liquid pentavalent vaccine which protects against five important childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b (Hib). Hib is a significant cause of life-threatening pneumonia and meningitis in children under 5 years of age with pneumonia being the leading cause of under-5 mortality.

Quinvaxem(TM) has now been introduced in several Latin American and African countries vaccination programs supported and co-financed by supranational organizations.

"The multiple year contracts that the supranational organizations have granted to Crucell, underline Crucell's place as a leading supplier of such important vaccines. Quinvaxem(TM) is the first internationally available fully-liquid vaccine containing these five life saving antigens and it will make a significant contribution to children's vaccination programs in the developing world," said Crucell's President and CEO, Dr. Ronald H.P. Brus. "Quinvaxem(TM) will be an important contributor to the company's 2007 total revenues, being estimated in excess EURO 200 million and our objective to be cash neutral in 2007."

Quinvaxem(TM) was co-developed with Novartis and is produced in Crucell's laboratories in South Korea. Current demand for the vaccine exceeds 50 million doses. The total market potential is estimated to be 150 million doses per year in 3 to 4 years.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


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FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                         FOR CRUCELL IN THE US:
Leonard Kruimer                      REDINGTON, INC.
Chief Financial Officer              Thomas Redington
Tel. +31-(0)71-524 8722              Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com          tredington@redingtoninc.com

Barbara Mulder
Director Corporate Communications
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     MARCH 23, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer